Exhibit 10.12

RUCKUS WIRELESS, INC.
2016 EXECUTIVE BONUS PROGRAM
On February 1, 2016, the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Ruckus Wireless, Inc. (the “Company”) approved the Company’s 2016 bonus program, which provides the Company’s executive officers and other eligible employees the opportunity to earn semi-annual cash bonuses. For executive officers, the amount of the cash bonus is based on the level of achievement by the Company of certain corporate objectives (the “Corporate Objectives”) from (a) January 1, 2016 through June 30, 2016 and (b) from July 1, 2016 through December 31, 2016. The Committee has approved Corporate Objectives related to revenue and operating margin targets and assigned a weighting to each objective.
Each executive officer participating in the 2016 bonus program may receive a cash bonus in an amount up to a specified percentage of his or her eligible earnings during 2016 (the “Bonus Target”), if Corporate Objectives are achieved at the target level. In the first half of 2016, even if Corporate Objectives are achieved at greater than the target level, a participating executive officer may receive a maximum cash bonus of 50% of his or her Bonus Target. In the second half of 2016, if target Corporate Objectives are exceeded, a participating executive officer may receive a maximum cash bonus of up to 100% of his or her Bonus Target, for a maximum total bonus payment for the year of up to 150% of Bonus Target. The Bonus Target for each of the Company’s named executive officers, as a percentage of his or her eligible earnings during 2016, is as follows:

Named Executive Officer	Bonus Target Percentage
Selina Y. Lo President and Chief Executive Officer	75%
Daniel Rabinovitsj Chief Operating Officer	60%
Seamus Hennessy Chief Financial Officer	55%
Scott Maples Vice President Legal and General Counsel	45%